
February 24, 2023

Paul Galvin
Chief Executive Officer
Safe & Green Development Corp
5011 Gate Parkway
Building 100, Suite 100
Jacksonville, FL 32256

> **Re: Safe & Green Development Corp**
> **Amendment No. 1 to Form 10-12B**
> **Filed February 6, 2023**
> **File No. 001-41581**

Dear Paul Galvin:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12B

Risk Factors, page 13

1.　　We note that your property development includes indirect investments in properties where you may invest in minority stakes. Please tell us what consideration you have given to including a risk factor regarding compliance with the registration requirements of the Investment Company Act of 1940.

Paul Galvin
Safe & Green Development Corp
February 24, 2023
Page 2

Agreements with SG Holdings, page 32

2. We reissue comment 3. Please revise this section to clearly disclose the material terms of each agreement. For example, we note the discussion of the tax matters agreement is a discussion of the "general terms," and the shared services agreement discussion is very general in terms of the services to be provided and the fees associated with these services. Please also provide an estimate of the expected fees associated with these services.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

3. We note your response to comment 5 and reissue in part. Please discuss the material terms of the secured note on the St. Mary's industrial site and the extension of the note on the Largo Vista property.

Business, page 44

4. We note your response to comment 6 of our letter and reissue in part. Please provide clear disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties. For example, please highlight your reliance upon affiliated parties. Additionally, we note that you are obligated to hire SG Echo, so long as they are offering their services at a price that is within 5%. Please add risk factor disclosure to address this risks associated with this obligation.

5. We note your response to comments 8 and 9. In response to our comments, your revised your disclosure to remove references to the backlog experienced by SG Holdings. Please clarify why you removed this disclosure, given the most recent periodic report of Safe & Green Holdings reflects a backlog. Please expand upon your plans regarding the intent to build additional manufacturing facilities and clarify here and elsewhere as appropriate, including MD&A and business section, the impact lack of availability of the modular units due to SG Holdings' backlog could have upon your business and the associated risks.

6. We reissue comment 13. Please disclose the material terms of the fabrication agreement with SG Echo. Please also discuss this agreement in the certain relationships and related transactions section.

Paul Galvin
Safe & Green Development Corp
February 24, 2023
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leslie Marlow, Esq.